

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

Brian M. Sullivan
Chief Executive Officer
CTPartners Executive Search LLC
1166 Avenue of the Americas, 3rd Floor
New York, NY 10036

>   **Re: CTPartners Executive Search LLC**
>   **Registration Statement on Form S-1**
>   **Filed September 3, 2010**
>   **File No. 333-169224**

Dear Mr. Sullivan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 18

1.   We have reviewed your response to our Comment No. 13 and note that the maturity of the promissory note is based on the Company's revenues. Please revise to clarify how your revenues will determine the maturity date.

Competition, page 43

2.   We note your response to comment 21 and the supporting article from Executive Recruiter News. Please tell us the basis for your statement that there are only five large executive search firms that compete on an international scale. Revise your disclosure to explain what you mean by "large" and to clarify the total number of firms with international practices.

Management, page 44

3.   We have reviewed your disclosure in response to comment 23 from our letter dated October 4, 2010. Please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Sullivan should serve as a director. Refer to Item 401(e) of Regulation S-K.

Summary Compensation Table, page 52

4.   We note your response to comment 26 in our letter dated October 4, 2010, which states that the performance units should not be viewed as equity compensation. We further note your disclosure under the heading "Performance Unit Plan," which states that the "performance unit plan worked much like a phantom stock plan." Under Item 402(m)(5)(i) of Regulation S-K, the term stock includes instruments such as phantom stock and phantom stock units. As such, please include the award of performance units in the summary compensation table. In addition, please provide a table reflecting outstanding equity awards at fiscal year-end. Alternatively, please provide your analysis of why you believe these performance units are not equity.

Principal and Selling Securityholders, page 53

5.   Please revise the table to include a separate column showing the number of shares being sold by each selling security holder in the offering. Refer to Item 507 of Regulation S-K.

Consolidated Statements of Members' Equity (Deficit), page F-5

6.   We note your response to prior comment 30 and reissue the comment. Although redeemable equity is classified separate from permanent equity on the balance sheet, it is considered equity for purposes of Rule 3-04 of Regulation S-X. As such, please provide a reconciliation of the beginning balance and ending balance of Redeemable Member Units for each period an income statement is required to be filed. This reconciliation may be provided on the face of the consolidated statements of members' equity (deficit), in a separate statement or in a note to the financial statements. To the extent that the reconciliation is included on the consolidated statements of members' equity (deficit), please do not include redeemable interests in the permanent equity total.

Notes to Consolidated Financial Statements, page F-7

Note 1. Basis of Presentation and Significant Accounting Policies, page F-7

Reimbursements, page F-7

7.   We note your response to prior comment 31. Please revise your disclosure on page 25, which states that the amount of reimbursements included in total revenue may not always correspond with the amount of reimbursable expenses due to timing differences, to be consistent with your response and with your disclosure on page F-7.

Accounts Receivable, page F-7

8.   We note your response to prior comment 32 and reissue the comment. Please revise your disclosure to include all of the disclosures required by ASC 310-10-50-6 and 7. In this regard, we note that the exemption under ASC 310-10-50-7B(c) does not apply to the disclosures required by ASC 310-10-50-6 and 7. Please also disclose the amount of the allowance for doubtful accounts as of the most recent interim balance sheet in the notes to the condensed financial statements. In this regard, we note that accounts receivable, net, is material to your interim financial statements and that this balance increased significantly in the interim period.

Unaudited Pro Forma Members' Equity (Deficit), page F-12

9.   We note your response to prior comment 37. Please revise to include the one-time tax expense of approximately $5.5 million in the pro forma effect of income tax expense on the unaudited pro forma members' equity (deficit) as of December 31, 2009, or tell us how you determined you were not required to include this amount. Refer to Rule 11-02(b)(6) of Regulation S-X.

Signatures

10.   We note your response to comment 41 from our letter dated October 4, 2010. Disclosure on page 47, however, states that your full board of managers was comprised of employees of the company, *including* Mr. Sullivan and Mr. Nocifora. Please revise to reconcile this statement with your signature page.

Draft Legal Opinion

11.   We note that counsel has opined that the shares "will be" validly issued, fully paid,
        and non-assessable. With respect to shares being offered by the selling shareholders,
        counsel should opine that the shares "have been" validly issued, fully paid, and non-
        assessable. Please provide a revised opinion or tell us why counsel is unable to
        provide this opinion with respect to the resales.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the
        federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration
statement. Please allow adequate time for us to review any amendment prior to the requested
effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Kristi Marrone, Accounting Reviewer, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: Howard Groedel (via fax)